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                            April 28, 2021

       Abidali Neemuchwala
       Chairman and Chief Executive Officer
       Compass Digital Acquisition Corp.
       3626 N Hall St, Suite 910
       Dallas, Texas 75219

                                                        Re: Compass Digital
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted April 2, 2021
                                                            CIK No. 0001851909

       Dear Mr. Neemuchwala:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Draft Registration Statement on Form S-1 confidentially submitted April 2, 2021

       Principal Shareholders, page 133

   1. Please revise the beneficial ownership chart on page 133 to include and identify the affiliate of the
sponsor who received 5,750,000 shares in March 2021. We note that this shareholder owns all of
the ordinary shares currently outstanding.
 Abidali Neemuchwala
FirstName   LastNameAbidali
Compass Digital   Acquisition Neemuchwala
                              Corp.
Comapany
April       NameCompass Digital Acquisition Corp.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Louis Goldberg